
03025264

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File No: 333-53075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE CROGHAN COLONIAL BANK
401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


Croghan Bancshares, Inc.
323 Croghan Street
Fremont, Ohio 43420

REQUIRED INFORMATION

(a) The Croghan Colonial Bank 401(k) Profit Sharing Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedules of the Plan for the fiscal year ended December 31, 2002, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed as a part of this Form 11-K report.

(b) Exhibit
    (23) Consent of Independent Auditor.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CROGHAN COLONIAL BANK
401(k) PROFIT SHARING PLAN

By: Plan Administrative Committee



June 24, 2003

Name: Pamela J. Swint
(on behalf of the Plan Administrative Committee, as Plan Administrator)

The Croghan Colonial Bank
401(k) Profit Sharing Plan

Financial Statements and Supplemental Schedules



Independent Auditor's Report

The Plan Administrator
The Croghan Colonial Bank 401(k)
Profit Sharing Plan
Fremont, Ohio

We have audited the accompanying statements of net assets available for benefits of The Croghan Colonial Bank 401(k) Profit Sharing Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Croghan Colonial Bank 401(k) Profit Sharing Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of loans or fixed income obligations in default or classified as uncollectible and assets held for investment purposes are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Toledo, Ohio
May 19, 2003

THE CROGHAN COLONIAL BANK 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002 and 2001

	2002	2001
ASSETS		
Investments:		
Participant – directed	$ 4,834,096	$ 5,089,108
Nonparticipant – directed	159,642	152,695
Total investments	4,993,738	5,241,803
Receivables:		
Participant contributions	9,722	9,204
Employer contributions	3,461	3,449
Accrued investment income	3,126	2,981
Total receivables	16,309	15,634
Cash	12,906	4,622
Total assets available for benefits	5,022,953	5,262,059
LIABILITY		
Excess contributions payable	-	1,716
NET ASSETS AVAILABLE FOR BENEFITS	$ 5,022,953	$ 5,260,343

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

THE CROGHAN COLONIAL BANK 401(k) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2002 and 2001

	2002	2001
ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS		
Investment income (loss):		
Net depreciation in fair value of investments	$ (559,314)	$ (503,819)
Interest, including $73,112 in 2002 and $77,405 in 2001 from The Croghan Colonial Bank – Savings Account	94,806	100,592
Dividends, including $9,930 in 2002 and $8,145 in 2001 from Croghan Bancshares, Inc. common stock	58,384	49,223
Net investment loss	(406,124)	(354,004)
Contributions:		
Employer	249,743	244,860
Participants, including rollover contributions from other plans of $15,434 in 2002 and $2,062 in 2001	249,256	231,211
Total contributions	498,999	476,071
Total additions	92,875	122,067
DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS		
Benefits paid to participants	330,265	166,171
Net decrease	(237,390)	(44,104)
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	5,260,343	5,304,447
End of year	$ 5,022,953	$ 5,260,343

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

THE CROGHAN COLONIAL BANK 401(k) PROFIT SHARING PLAN
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2002 and 2001

Significant accounting policies followed in preparing the financial statements of The Croghan Colonial Bank 401(k) Profit Sharing Plan (the Plan) are presented below.

BASIS OF PRESENTATION

The accompanying financial statements of the Plan are prepared under the accrual method of accounting. Such financial statements present the net assets available for benefits and changes in such net assets.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. The fair value of mutual funds is determined using the quoted net asset value of the specific fund. The fair value of Croghan Bancshares, Inc. common stock is determined based on most recent purchases and sales of the stock transacted by the market intermediary. Participant loans receivable and cash equivalents are valued at cost which approximates fair value.

The net appreciation (depreciation) in fair value of investments includes reinvested capital gain dividends earned on mutual funds during the year, as well as the net appreciation (depreciation) in fair value of investments purchased, sold and held during the year.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

PAYMENT OF BENEFITS

Benefit payments to participants are recorded upon payment.

ADMINISTRATIVE EXPENSES

All administrative expenses incurred in connection with the operation of the Plan are paid directly by the Plan's sponsor, The Croghan Colonial Bank (the Bank).

THE CROGHAN COLONIAL BANK 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Plan provides only general information. The Plan was adopted from a prototype plan of Bankers Systems, Inc. Participants should refer to the Plan agreement and "Summary Plan Description" for a more complete description of the Plan's provisions.

General

The Plan, which was established January 1, 1997, as amended effective January 1, 2002, is a voluntary salary deferral and profit sharing 401(k) plan in which non-collective bargaining unit employees of the Bank who have completed 1,000 hours of service and have attained age 18 are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Funding Policy

Plan participants may defer and contribute up to 12% of their annual compensation, as defined in the Plan's agreement, subject to certain limitations as specified in the Internal Revenue Code. The Plan presently offers nine mutual funds, as well as a money market fund, federally-insured bank savings account, and Croghan Bancshares, Inc. common stock (up to 10% of market value) as investment options for plan participants.

The Bank may make discretionary matching contributions as defined in the Plan's agreement. For the years ended December 31, 2002 and 2001, the Bank elected to contribute 50% of each participant's compensation deferral contribution, up to 6% of the participant's annual compensation (for a maximum matching contribution of 3% of annual compensation).

The Plan also provides for annual profit sharing contributions which may be made by the Bank at the discretion of its Board of Directors. Profit sharing contributions to the Plan amounted to $158,580 in 2002 and $150,000 in 2001. To participate in the Bank's profit sharing contributions through December 31, 2002, a participant must have been employed at the Bank on the last day of the plan year unless the participant died, became disabled or reached normal retirement age during the year.

Effective January 1, 2003, the Plan implemented safe harbor non-elective contributions of at least 3% of compensation for all participants of the Plan and a matching contribution formula of not more than 4% of compensation.

Participant Accounts

Each participant's account is credited with the participant's compensation deferral contribution, an allocation of the Bank's discretionary matching and profit sharing contributions and an allocation of the investment earnings or loss of the funds in which the participant chooses to invest.

The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options

Participants may direct the investment of the assets in their individual account into various investment funds which have been approved by the plan administrator.

THE CROGHAN COLONIAL BANK 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Vesting

Participants are vested immediately in their contributions plus actual earnings or losses thereon. Vesting in the Bank's discretionary matching and profit sharing contributions, plus earnings or losses thereon, is based on years of continuous service. A participant is fully vested after seven years of credited service.

Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. Loan terms may not extend beyond 5 years or the retirement of the individual participant. Loans are secured by the balance in the participant's account and bear interest at the Bank's prime rate plus 1%. Principal and interest is paid ratably through payroll deductions. Loans which are more than 30 days delinquent as to principal and interest are considered in default. Defaulted loans amounted to $3,284 at December 31, 2002 and 2001.

Payment of Benefits

The normal retirement date is the date a participant reaches age 65. When a participant reaches the normal retirement date, or reaches age 55 with 15 years of service, terminates employment with the Bank, becomes totally disabled or dies while participating in the Plan, they are entitled to receive the vested amount in their individual account.

If a participant dies before receiving all of the benefits in their account, the surviving spouse will receive the remainder in the participant's account as an annuity, a lump sum, or in installments. If the participant is not married at the time of death, the participant's beneficiary may elect to receive the remainder in the account in either a lump sum or in installments.

If benefits are elected to be received in installments, the installments may be made annually or quarterly over a period not to exceed the participant's life expectancy or the joint-life expectancy of the participant and designated beneficiary at the time the election is made.

The plan, as amended, also provides for in-service withdrawals for active participants.

Forfeited Accounts

Forfeited nonvested accounts amounted to $7,798 in 2002 and $5,306 in 2001. Such amounts are allocated to the accounts of active participants as additional contributions during the first quarter of the subsequent plan year.

THE CROGHAN COLONIAL BANK 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 2 - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2002 and 2001, are as follows:

	2002	2001
Cash equivalents:		
The Croghan Colonial Bank – Savings Account	$ 1,723,582	$ 1,633,506
Common stock – Croghan Bancshares, Inc.	287,777	-
Mutual funds:		
Fidelity Advisor Equity Income Fund	434,014	514,750
Federated Fortress Bond Fund	415,098	389,433
Janus Worldwide Fund	593,345	801,639
Legg Mason Value Trust Fund	279,147	367,227
PBHG Growth Fund	-	319,994
Vanguard 500 Index Fund	428,423	542,901

The Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

	2002	2001
Mutual funds	$(592,490)	$(537,090)
Common stock	33,176	33,271
Net depreciation in fair value	$(559,314)	$(503,819)

NOTE 3 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the significant components of net assets and changes in net assets available for benefits relating to nonparticipant-directed investments as of and for the years ended December 31, 2002 and 2001, are as follows:

	2002	2001
Net assets:		
Federated Prime Obligation Money Market Fund	$ 159,642	$ 152,695
Changes in net assets:		
Interest	$ 1,465	$ 3,201
Contributions	158,580	150,000
Transfers to participant-directed investments	(153,098)	(172,803)
Net change in nonparticipant-directed net assets available for benefits	$ 6,947	$ (19,602)

NOTE 4 - TERMINATION

Although the Bank has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants become fully vested in their account balance.

NOTE 5 - FEDERAL INCOME TAXES

The Internal Revenue Service has determined, in a letter dated October 17, 1998, that the prototype plan of Bankers Systems, Inc. is designed in accordance with applicable sections of the Internal Revenue Code. The plan administrator believes that the Plan continues to qualify as a tax-exempt plan.

SUPPLEMENTAL INFORMATION

THE CROGHAN COLONIAL BANK 401(k) PROFIT SHARING PLAN
FEIN: 34-1415683 – PLAN 002
SCHEDULE G, PART I
SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
IN DEFAULT OR CLASSIFIED AS UNCOLLECTIBLE
Year Ended December 31, 2002

Identity and Description	Original amount of loan	Amount received during reporting year		Unpaid balance at end of year	Description
		Principal	Interest		
Participant loan:					
Shellhammer, Douglas L. 207 York Street Bellevue, OH 44811	$ 3,358	$ -	$ -	$ 3,284	Loan issued 12/1/99, 9.25%, maturity date 12/1/04, default date 5/23/00.

THE CROGHAN COLONIAL BANK 401(k) PROFIT SHARING PLAN
FEIN: 34-1415683 – PLAN 002
SCHEDULE H, LINE 4(i) –
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2002

Shares/ units	Description	Cost	Fair value
	Cash equivalents:		
$ 1,723,582	* The Croghan Colonial Bank – Savings Account	$ -	$ 1,723,582
159,642	Federated Prime Obligation Money Market Fund	159,642	159,642
625	Federated Trust for U.S. Treasury Obligations	-	625
			1,883,849
10,758	* Common stock – Croghan Bancshares, Inc.	-	287,777
	Mutual funds:		
2,137	Dodge and Cox Balanced Fund	-	129,824
21,171	Fidelity Advisor Equity Income Fund	-	434,014
1,788	Fidelity Low Price Stock	-	45,013
47,988	Federated Fortress Bond Fund	-	415,098
15,635	Federated GNMA Trust Fund	-	181,054
18,467	Janus Worldwide Fund	-	593,345
6,436	Legg Mason Value Trust Fund	-	279,147
16,121	PBHG Growth Fund	-	228,600
5,279	Vanguard 500 Index Fund	-	428,423
			2,734,518
	Participant loans, with interest ranging from 5.75% to 9.5%, payable bi-weekly through March 2007	-	87,594
TOTAL ASSETS HELD FOR INVESTMENT PURPOSES			$ 4,993,738

* Party-in-interest

NOTES:

(1) Total number of units for each account are rounded to the nearest whole unit.

(2) The cost for participant-directed investments is not required to be reported.

EXHIBITS INDEX


Clifton
Gunderson LLP
Certified Public Accountants & Consultants

Exhibit 23

Consent of Independent Auditor

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-53075) pertaining to The Croghan Colonial Bank 401(k) Profit Sharing Plan of our report dated May 19, 2003, with respect to the financial statements and supplemental schedules of The Croghan Colonial Bank 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Clifton Gunderson LLP

Toledo, Ohio
June 24, 2003